UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

10 February 2004

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Iris Penso General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: irisp@coop.co.il

Controlling Shareholder of Blue Square to Recommend New Chief Executive Officer and President;
BlueSquare Announces Departure of CEO and President

        ROSH HAAYIN, Israel, Feb.10 – Blue Square-Israel Ltd. (NYSE: BSI) announced today that it has been informed that its controlling shareholder, Bronfman-Alon Ltd., the holder of approximately 78% of Blue Square’s outstanding shares, intends to recommend to the Board of Directors of Blue Square that it appoint Mr. Gil Unger as Blue Square’s new chief executive officer and president. Mr. Unger, who is one of the Directors in Blue Square, is currently the chief executive officer of IKEA Israel, which he has led to a major success in Israel, by all international standards. His expertise are in the areas of finance, economics and marketing . Previously, for a period of 8 years, he held the position of Marketing Director of Israel’s largest, leading, chain of Drug stores (“Superpharm”) and later he served as President of Israel’s second largest chain of Drug stores (“New – Pharm”).

        Blue Square also announced today the departure of Yoram Dar, the Company’s current chief executive officer and president effective immediately. Pursuant to the current employment agreement between Mr. Dar and Blue Square, he will continue to be an employee of Blue Square until December 31, 2004. Following the change of control of Blue Square to Bronfman-Alon in June 2003, Blue Square and Mr. Dar executed an amendment to Mr. Dar’s employment agreement pursuant to which the parties agreed to negotiate until December 31, 2004 in order to reach an agreement on the terms of a new employment agreement. Due to a material difference between the parties as to the monetary terms of the new agreement, no agreement has been reached on the terms of a new employment agreement. It was therefore agreed that Mr. Dar would cease to serve as the chief executive officer and president of Blue Square effective immediately.

        “We thank Mr. Dar on his many years of service to Blue Square” said Mr. David Wiessman and Mr. Matthew Bronfman, Chairmen of the Board of Directors of Blue Square. “Mr. Dar began his years of employment in Blue Square as a store manager and developed professionally until he became the CEO and President of Blue Square. In Blue Square, we have implemented an efficiency program that included a reduction in workforce, therefore we did not see fit to approve a substantial increase in the terms of employment of Mr. Dar in light of said efficiency program.”

        Until the appointment of Mr. Unger, by the Board of Directors, Mr. Wiessman will remain in an active role in Blue Square, and will be assisted by Mr. Shlomo Zohar, CPA.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 161 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il .

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2002.